October 19, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of American Century ETF Trust, under the Exchange Act of 1934:

- American Century® Focused Dynamic Growth ETF
- American Century® Focused Large Cap Value ETF

Sincerely,



**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**